Filed by CH2M Hill Companies, Ltd.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: CH2M Hill Companies, Ltd.

Commission File No. 000-27261

This filing relates to the proposed merger of CH2M Hill Companies, Ltd., a Delaware corporation (“CH2M”) with and into Basketball Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Jacobs Engineering Group, Inc., a Delaware corporation (“Jacobs”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 1, 2017, by and among CH2M, Merger Sub and Jacobs.

Special Stockholder Call Jacque Hinman, Chairman and CEO Gary McArthur, Executive Vice President and CFO Thomas M. McCoy Executive Vice President, General Counsel and Corporate Secretary Natalie Eldredge, Director of Investor Relations August 2, 2017

Additional Information and Where to Find It In connection with the proposed acquisition of CH2M by Jacobs pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, Jacobs and Merger Sub, Jacobs intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of CH2M and a prospectus of Jacobs, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JACOBS, CH2M AND THE MERGER. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about Jacobs and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com. Participants in Solicitation Jacobs, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed transaction. Information about Jacobs’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of Jacobs, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC. When available, you may obtain free copies of these documents as described in the preceding paragraph. No Offer or Solicitation This document relates to a proposed business combination between Jacobs and CH2M. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that Jacobs may file with the SEC in connection with th e proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Forward-Looking Statements Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Statements made in this document that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction between Jacobs and CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management's current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that CH2M may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the possibility of unexpected costs, liabilities or delays in connection with the transaction; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of a ny legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement. For a description of some additional factors that may occur that could cause actual results to differ from forward-looking statements see Jacobs’s Annual Report on Form 10-K for the period ended September 30, 2016 and CH2M’s Annual Report on Form 10-K for the period ended December 30, 2016, and in particular the “Risk Factors” discussion thereunder as well as Jacobs’s and CH2M’s other filings with the Securities and Exchange Commission. Neither Jacobs nor CH2M is under any duty to update any of the forward-looking statements after the date of this document to conform to actual results, except as required by applicable law. 2

A compelling, winning combination Price of $88.08 per CH2M share • Current posted stock price is $50.69 per CH2M share. Certainty of immediate liquidity— providing an attractive premium on the current stock price — with industry prominence creating promising growth prospects for the combined company. • Historic agreement for CH2M to be acquired by Jacobs, supported unanimously by our Board. Our choice—the right choice—to control our destiny and secure the best possible future, on our terms. Compelling combination and value proposition for employees, clients, stockowners, and other stakeholders. Winning combination: Highly complementary consulting, design, engineering, construction and maintenance capabilities for clients globally. • • • • 3

About Jacobs • Founded in 1947, Jacobs is one of the world’s largest and most diverse providers of full-spectrum technical, professional and construction services for industrial, commercial and government organizations globally. The company employs over 54,000 people and operates in more than 25 countries around the world and 2016 revenue was $11.0B. Listed on the New York Stock Exchange under the symbol: JEC • • 4

Strategic rationale Similar: Common legacy of technical excellence, comprehensive integrated capabilities, premier solutions focused and fanatically dedicated to safety, ethics, sustainability, the well-being of employees and serving clients with the highest distinction. Complementary fit in respective strengths each of us brings, with minimal overlap. Combination creates a top leader in each of our chosen core industries, across the entire range of services. • • • • • Client relationship model Strategic focus Growth strategy Vision/purpose Values We both have a strong backlog and we are both hiring! 5

Common beginnings 1946 1947 Cornell Howland Hayes Merryfield Dr. Joseph J. Jacobs 1946: 1950s: 1966: 1998: 2000: 2003: 2010: 2014: 2015: Founded by three student engineers from Corvallis, OR & their favorite professor Adopted shorthand name preferred by clients, “CH2M” Key Employees (KE) stock ownership program established Reached $1 billion annual revenue Expanded employee-ownership model Listed on Fortune “Most Admired” and “100 Best Companies to Work For” First year Named a World’s Most Ethical Company, which continues for 7 more years Jacqueline Hinman named CEO of CH2M 1st engineering firm ever to receive the Stockholm Water Industry Award and the World Environment Center Gold Medal for leadership in sustainability. 1st firm to win Global Project of the Year (ENR) and Institution of Civil Engineers’ (ICE) Best Project in the UK for the Thames Tideway Lee Tunnel Programme 1947: 1970: 1983: Founded by Dr. Joseph J. Jacobs Jacobs initiated its IPO U.S. President Ronald Reagan presented Dr. Jacobs with the Hoover Medal for outstanding extra-career services to humanity Jacobs is listed on the NYSE Reached $1 billion annual revenue Reached 15,000 employees Named the “Most Admired E&C Company” by Fortune Magazine Forbes names Jacobs as one of America’s “100 Most Trustworthy Companies” Steve Demetriou named as Jacobs CEO 1989: 1991: 1997: 1999: 2010: 2016: 6 2015:

Complementary fit in respective brings, with minimal overlap Environmental & Nuclear: CH2M’s leadership in nuclear remediation and our full service environmental capabilities, combined with Jacobs’s complementary presence in nuclear facilities, create a leader in nuclear and environmental solutions. strengths each of us On a global platform through our technical practices and the combined genius in this new organization, we are now able to develop solutions and innovations that will disrupt the industry, provide significant opportunity for employees and sustainable profitable growth. Life Sciences and Semiconductor: CH2M and Jacobs are respectively considered global leaders, and together we should have the ability to deliver complementary solutions that will provide significant growth opportunities for our people and the combined company. Water: CH2M’s leading position, combined with Jacobs’s global client base and footprint will help us provide a superior position to profitably grow. National Governments: Jacobs’s deep relationships and significant technology, and management and operations expertise are different than CH2M’s. Combined, we are able to bring more capability to even more government clients. Oil, Gas and Chemicals: Jacobs’s leading global position, significant resources and long-term client relationships will help us to deliver even more to our valued clients. Buildings: An area where Jacobs is particularly strong, which will enable CH2M to bring that offering to all of our clients, particularly government clients. Program Management and Construction Management : Skills are in demand globally as the scale of projects and programs continue to grow. Both companies have complementary strengths in this area, and combined we believe we will create even better opportunities for our people to work on some of the world’s most exciting programs while leveraging CH2M’s iconic projects, tools and processes. Transportation: A high growth industry, and one in which resources are constrained due to the increasing magnitude of infrastructure needs globally. Combined, we can tackle mega-programs spanning aviation, highways, rail, transit and ports – anywhere in the world. 7

Winning combination Creating the premier industry player. This is a major transformation that will set the new benchmark for client service in our chosen industries and geographies—not just to be bigger, but to be better—for both firms’ employees, clients and other stakeholders. The combined company will lead the industry’s top rankings and thought leadership, while delivering some of the world’s most important projects through end-to-end services from consulting through engineering, construction, operations and maintenance. 8

Agreement overview Price of $88.08 per CH2M share • No further internal market or quarterly trades of CH2M stock pending transaction closing. • • Premium on current CH2M share price of $50.69 Total Enterprise Value of $3.3 B – 10.1x EV / TTM (Trailing Twelve Months) adjusted EBITDA Total Equity Value of ~$2.85 B Consideration of 60% paid in cash; 40% paid in Jacobs (JEC) shares, with the exchange rate fixed at signing CH2M stockholders may choose any combination of cash and shares – After receiving all elections, each shareholder’s mix will be pro-rated to achieve an outcome, in aggregate, of 60% cash and 40% shares • All shares received will be freely tradeable after closing. • • • Close expected by the end of this calendar year. • 9

Anticipated timeline August 2 Announcement • 8K/News releases • Special stockholder call and what to expect ~October Special Proxy mailed • 8K/News releases Before the end of 2017 calendar year Close • 8K/News release ~August 10 Report Second Quarter 2017 Results ~November Stockholder Special Meeting • 8K/News release Customary Regulatory Review Ongoing • All stockholder communication will be filed with the SEC and available to you at ir.ch2m.com. • Questions should be submitted to stockholder@ch2m.com 10

Summary • • As a stockholder is important that you review the documents filed. Keeping the promise instilled by CH2M founders to return the investment entrusted to us by stockholders over the years, ensuring that source of income. A winning combination for all of us. Together we create a new differentiated force in the industry driven to add client value and change the world. • • 11 A winning combination. We emerge together as an industry leader.